Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 2 to the Registration Statement (Form S-3 No. 333-207966) and related Prospectus of Dynavax Technologies Corporation for the registration of up to an aggregate of $200 million in common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated March 13, 2017, with respect to the consolidated financial statements of Dynavax Technologies Corporation, and the effectiveness of internal control over financial reporting of Dynavax Technologies Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

March 17, 2017